FILED BY ATLAS AMERICA, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: ATLAS ENERGY RESOURCES, LLC
COMMISSION FILE NO. 1-33193

On April 29, 2009, Atlas America, Inc. held investor meetings at which it presented the following materials:




Atlas
America, Inc.
Atlas Energy
Resources, LLC

Atlas Energy, Inc.

April 2009 Investor Presentation




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Disclaimer

Cautionary Note Regarding Forward-Looking Statements

This document contains forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Each of Atlas America, Inc. ("Atlas America") and Atlas Energy Resources, LLC ("Atlas Energy") cautions readers that any forward-looking information is not a guarantee of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Atlas America and Atlas Energy, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Risks, assumptions and uncertainties that could cause actual results to materially differ from the forward-looking statements include, but are not limited to, those associated with general economic and business conditions; changes in commodity price; inability to obtain capital needed for operations; the level of indebtedness; changes in government environmental policies; tax consequences of business transactions; and other risks, assumptions and uncertainties detailed from time to time in either company's reports filed with the U.S. Securities and Exchange Commission (the "SEC"), including each company's report on Form 10-K for the year ended December 31, 2008. There can be no assurance that the transactions described in this document will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Additional Information About the Merger

In connection with the proposed merger between Atlas America and Atlas Energy, Atlas America expects to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Atlas America and Atlas Energy, which will also constitute a prospectus of Atlas America. Each of Atlas America and Atlas Energy will mail the joint proxy statement/prospectus to their respective equityholders.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain free copies of the joint proxy statement/prospectus when it becomes available, as well as other filings containing information about Atlas America and Atlas Energy, without charge, at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Atlas America may be obtained free of charge by directing such request to: Investor Relations, Atlas America, Inc., Westpointe Corporate Center One, 1550 Coraopolis Heights, Moon Township, PA 15108, (412) 262-2830. These documents may also be obtained for free from Atlas America's Investor Relations website at www.atlasamerica.com. The documents filed with the SEC by Atlas Energy may be obtained free of charge by directing such request to: Investor Relations, Atlas Energy Resources, LLC, Westpointe Corporate Center One, 1550 Coraopolis Heights, Moon Township, PA 15108, (412) 262-2830. These documents may also be obtained for free from Atlas Energy Resource's Investor Relations website at www.atlasenergyresources.com.

Atlas America, Atlas Energy and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Atlas America's directors and executive officers is available in Atlas America's proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on May 8, 2008, and information regarding Atlas Energy's directors and executive officers is available in Atlas Energy's proxy statement for its 2008 annual meeting of shareholders, which was filed with the SEC on May 8, 2008. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Transaction Overview

- On April 27, 2009, Atlas America Inc. ("ATLS") announced that it has executed a definitive merger agreement with its subsidiary Atlas Energy Resources, LLC ("ATN")
  - 100% stock consideration comprised of 1.16 ATLS common shares for each class B common unit of ATN not currently held by ATLS
- Pro forma Atlas America will be renamed "Atlas Energy, Inc." and will remain structured as a C-Corp
  - ATN will become a wholly owned subsidiary of Atlas Energy, Inc.
  - ATN will suspend its distribution pending consummation of the merger
- ATN's senior notes will remain outstanding
- The transaction is expected to close in the second half of 2009
  - The transaction will require a majority vote of the unitholders of ATN and of the shareholders of ATLS

New Atlas Corporate Structure


Atlas Energy, Inc.[1]
(NASDAQ: ATLS)
100% interest
Atlas Energy
Resources, LLC

[1] ATLS also owns 64% LP interest (17.8 million units) and 100% of GP interest in AHD, as well as 1.1 million units of APL
AHD owns GP interest + 12.5% LP interest (5.75 million units) + 15,000 preferred units (12% dividend) in APL

Summary of Key Transaction Terms

Term	Summary
Consideration	■ 100% stock consideration ■ 1.16 ATLS common shares for each class B common unit of ATN not currently held by ATLS
Pro forma structure	■ ATLS will be renamed "Atlas Energy, Inc." and will remain structured as a C-Corp ■ ATN will survive as an LLC and a wholly owned subsidiary of ATLS
Pro forma ownership	■ Current ATLS shareholders will own 50.3% of the combined entity ■ Current public ATN shareholders will own 49.7% of the combined entity
Board composition	■ The board of directors of the combined entity will consist of the ten independent directors of Atlas America and Atlas Energy serving at the time the merger is consummated, as well as Edward E. Cohen and Jonathan Z. Cohen
Key conditions to closing	■ A majority of ATLS shareholders and ATN unitholders must vote to approve the transaction ■ 51% of ATN's bank credit agreement lenders will need to approve the merger ■ Hart-Scott-Rodino approval
Estimated closing date	■ 2nd half of 2009

Atlas America, Inc.

Atlas Energy Resources, LLC

Atlas Energy – Improved Value Proposition from Merger

Acceleration of Marcellus Development

- Approximately 550,000 acres, of which 275,000 net acres are delineated in the core of the play
- 4–6 Tcf of potential reserves identified

Stronger Balance Sheet

- Atlas America currently has no debt and $92 MM in cash as of 12/31/08
- Pro forma for the merger, ATN would have a net debt to cap ratio of 41% and debt to EBITDA ratio of 2.5x, compared to 45% and 2.8x for ATN standalone as of 12/31/08

Greater Cash Flow for Reinvestment

- By retaining capital previously used for distributions (approximately $160 MM annually based on last common unit distribution), increased free cash flow will be focused on asset growth

Simplified Corporate Structure

- Cost efficiencies from combining entities; reduced filing requirements

Improved Access to Capital Markets

- Elimination of effects on the ATN public of ATLS's voting block and management incentive interests
- Larger public float
- Institutions no longer constrained to invest due to former LLC structure
- Bond investors and rating agencies view more favorably

Operational Profile

- **Total net proved reserves of 1.0 Tcf**
- **Q408 net avg. daily production of over 98 MMcf/d**
- **Over 1,250,000 net acres; approximately 750,000 undeveloped**
- **A leading producer in the four major shale plays in the North East:**
  - **Marcellus Shale (PA)**
  - **Antrim Shale (MI)**
  - **New Albany Shale (IN)**
  - **Chattanooga Shale (TN)**
- **One of the most active producers in the Marcellus Shale play with industry-leading results**
  - **Approximately 550,000 net acres, of which 275,000 net acres are delineated in the core of the Marcellus Shale Play**
  - **4-6 Tcf of potential reserves identified**
  - **138 vertical wells drilled; 2-staged fracs averaging 2 MMcf/d**
  - **7 horizontal wells drilled of which 3 are producing**



Utica
Marcellus
Michigan Basin
Antrim
New Albany
Devonian (Ohio)
Chattanooga Shale
Fayetteville
Devonian
Black Warrior
Conasauda

Proved Reserves (at 12/31/08)



Appalachia 37%
Michigan / Indiana 63%

Total Proved Reserves: 1,001 Bcfe
99% Gas, 60% PD, 28.7 R/P

Atlas Energy, Inc.'s Partnership Management Model

Partnership Management

- Partnership Management Business offers a unique source of capital to fund development
  - Raised $438 million 2008
  - Expect to raise at least $500 million in 2009
  - Up-front fees largely offset capital investment
  - Atlas Energy shareholders retain full value of Marcellus Shale
- Enhanced rates of returns on our capital
  - Generates significant fee-based revenues
  - Carried interests to our account
  - Typically retain approximately 30% interest in partnership
- Fee revenue reduces the risk of our cash flows
  - Largely upfront
  - Continuing fee revenue for the life of the well
  - 2008 gross margin of $83 million
  - Not directly dependent on commodity prices
- Mature distribution network
  - Atlas Energy has the trust of national due diligence firms and the financial planning community
  - Scale and regulatory compliance
- Partnership Management Business allows Atlas Energy to have complete flexibility in future drilling of the Marcellus Shale to ensure maximum value to shareholders

Partnership Program Capital Raised ($MM)


CAGR: 42%
$75.1
$111.6
$156.9
$218.5
$363.0
$438.0
2003
2004
2005
2006
2007
2008

Partnership Segment Margin[1] ($MM)


CAGR: 36%
$33.8
$43.3
$68.6
$84.6
2005
2006
2007
2008

[1] Partnership segment margin represents: Administrative & Oversight Fee Revenue + Well Servicing Margin + Well Construction & Completion Margin

Atlas Energy Resources, LLC

Partnership Management Business Model

Value to Investors

- **An allocation of intangible drilling costs deducted in the year incurred.**
  - Target : 85% IDC deduction
- **Monthly cash distribution for the life of the wells**

Value to Atlas Energy

- **Production Margin**
  - Atlas Energy takes ~ 29% partnership interest
  - Includes 10% carried interest, varies with tangible expense
- **Upfront Well Construction and Completion Fees**
  - Cost plus 18% mark-up / management fee
  - $55.4MM 2008 gross margin
- **Upfront Administrative and Oversight Fees**
  - $15,000 fixed fee for each shallow well drilled
  - $60,000 for each Marcellus, Chattanooga and New Albany Shale well
  - $19.4MM 2008 fees
- **Monthly Well Service Fees**
  - Operating and administrative fee per month for the life of the well; $392 per non- Marcellus well, $975 per Marcellus well
  - $9.8MM 2008 gross margin
- **Acreage Dedication Credit**
  - Typically $10,000 - $20,000 per well

Atlas Energy presents a compelling investment

- ✓ **Significant upside potential in Marcellus Shale acreage position relative to current enterprise value**
  - *4–6 Tcf of reserve potential in core area*
- ✓ **Partnership Management Business offers a unique, stable source of capital and endorses overall rates of return**
  - *Raised $438mm of new capital in 2008*
- ✓ **Strong hedging program provides greater stability and predictability of cash flows**
  - *Average hedge price is ~$8.50 for 2009*
- ✓ **Growing and diversified portfolio in low-risk basins with long reserve profiles**
  - *R/P ratio is ~ 28 compared to "resource play" median of ~ 14*




Atlas
America, Inc.
Atlas Energy
Resources, LLC

Atlas Energy's Marcellus Shale Position




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Atlas Energy has a leading position in the Marcellus Shale

Highlights

- **Aggressively expanding land position**
  - Controls 555,000 acres as of March 2009
  - 275,000 acres delineated in southwestern Pennsylvania
  - Majority of acreage located in dry gas window
- **Southwestern Pennsylvania appears most favorable area in play**
  - Best reported results
  - Infrastructure
  - Take away capacity
  - Receptive communities that are used to oil & gas activities
- **Atlas Energy results suggest 4.0 - 6.0 Tcf of potential reserves**
  - 138 vertical wells drilled; 2-staged fracs averaging 2 MMcf/d
  - 7 horizontal wells drilled of which 3 are producing

Atlas Energy Marcellus Shale Position



NEW YORK
OHIO
PENNSYLVANIA
WEST VIRGINIA
CORPORATE OFFICES
WET GAS
DRY GAS
Corporate Offices
District Offices
Satellite Offices
Areas in which we have Acreage and Production

Atlas' Position in the Fairway of the Marcellus Shale

Marcellus Shale – Thickness and Producer Activity


WET GAS
DRY GAS
ALLEGHENY MOUNTAINS
Shale Thickness in Feet
20-50
50-100
100-150
150-200

Atlas has Extensive Infrastructure to Manage its Marcellus Production; APL's JV with Williams Provides Clear Path Towards Growth

Asset Summary

- Existing gathering system with 8-10" steel mainline capable of delivering approximately 150 MMcf/d (currently moving 75MMcf/d)
- Over 20 interconnections with interstate pipelines
  - Includes Columbia Transmission, Dominion, EquiTrans, National Fuel Gas and Texas Eastern
- Substantial majority of Atlas' SW PA acreage is in the dry gas window (no processing required)

Major Interstate Pipelines in SW PA



Transaction highlights

- On April 1, 2009, Atlas Pipeline ("APL") sold 51.0% of its Northern Appalachian gathering system to Williams ("WMB") and formed a joint venture, Laurel Mountain Midstream, LLC ("LMM")
- Williams will operate the joint venture
- Atlas Energy will enter into a new gathering agreement with LMM upon closing
  - Atlas Energy also sold two small gas processing plants to the joint venture for $12 MM
- LMM (Williams) desires to build out a large scale high pressure header system capable of gathering significant quantities of Marcellus Shale gas

Expanding Marcellus Development Yields Production Growth


Gross Daily Metered Volumes
2002 to Current
Appalachia Volumes
Mcfe/d
DPCM
120,000
115,000
110,000
105,000
100,000
95,000
90,000
85,000
80,000
75,000
70,000
65,000
60,000
55,000
50,000
45,000
40,000
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09

Expanding Marcellus Position at Reasonable Costs

Net Undeveloped Acreage

- 555,000 acres have been acquired at a cost of less than $50 million
- Since the beginning of 2007, Atlas Energy has acquired 217,000 acres, primarily in SW PA, at a fully loaded cost of $235 per acre



700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Atlas substantially increased its Marcellus acreage in the past several years to build a position in the high-quality section of the formation
Jul-03
Oct-03
Jan-04
Apr-04
Jul-04
Oct-04
Jan-05
Apr-05
Jul-05
Oct-05
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08

Near-term Marcellus Development Plan

- Atlas Energy has scheduled a robust Marcellus Shale development plan in 2009, funded almost entirely through its Partnership Investment programs
  - Approximately 125 two-stage vertical wells
  - Between 10 and 15 horizontal wells
- Upon closing of the merger, Atlas Energy expects to implement a horizontal Marcellus program for its own account
  - 2 wells in 4Q '09
  - 3–6 wells per quarter in 2010




Atlas
America, Inc.
Atlas Energy
Resources, LLC

The Antrim, New Albany and Chattanooga
Atlas Energy's Other Major Shale Plays




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U.S.
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Your
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Antrim Shale Profile



AREA OF DETAIL
AGO ACREAGE
DTI PIPELINES
OTHER PIPELINES
AGO OFFICE
Kalkaska
Atlas Energy

- **Atlas is the largest operator in the Michigan Antrim Shale**
  - Consistent performance and cash flow
  - Low-cost operator – 30% lower LOE / mcfe than competitors
  - Drilled 170 wells 2008; 2009 – wells will be drilled in the partnership programs
- **Long-lived, shallow decline proved reserves**
  - 99% natural gas; 70% proved developed; R / P >30 years
- **Over 2,400 producing wells**
  - Over 730 future infill drilling locations identified
- **Horizontal drilling has opened up new areas of development**
  - Access to areas with surface constraints

Atlas Energy's Knowledge of Antrim Shale will Benefit New Albany Shale Development

Expansion of Devonian Shale Gas Plays


Established Northern Producing Trend, Antrim Shale
Michigan Basin
New Albany Shale Gas Play Eastern margin, Illinois Basin
Illinois Basin
100 km

- New Albany is stratigraphically equivalent to Antrim Shale of Michigan Basin
- Atlas is focused on northern biogenic New Albany Shale
- Fracture patterns differ significantly resulting in NAS horizontal play instead of vertical Antrim play
- During 2008, Atlas Energy accumulated a 284,000 acre position through lease acquisition and farmouts
- Horizontal wells can be drilled and completed for approximately $900,000
  - Type curve indications IP of 300 Mcf/d and an EUR of 1.3 Bcf
  - Current test results support type curve
- 13 wells drilled and will go online in mid-May
- Over 50 wells will be drilled in our investment programs in 2009

Tennessee Asset Overview

- Atlas Energy has accumulated over 120,000 of undeveloped acreage in NE Tennessee; operates over 375 wells in the region
- Horizontal wells to the Chattanooga Shale formation have daily flow rates capable of 300-500 Mcf per day
- Horizontal drilling costs currently < $1.0 million
- TN acreage position also prospective for other attractive formations: Monteagle (Big Lime), Ft. Payne Limestone and the Stones River


Campbell
Scott
Morgan
Volunteer
Big Mountain
Atlas Energy Tennessee, LLC
Campbell, Scott and Morgan Co, TN
Atlas Energy Tennessee
Acreage and Wells


TENNESSEE
SCOTT
MORGAN
ANDERSON
ROANE

Note: Information as of 9/30/2008




Atlas
America, Inc.
Atlas Energy
Resources, LLC

Financial Overview




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Label
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label.
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LABEL
HERE

Atlas Energy has a unique business model and low cost structure

Low F&D[1] Costs ($ / Mcfe)


$3.36
$2.93
$2.73
$2.41
$2.16
$2.08
$2.06
$1.49[2]
$0.97
$1.44
Peer avg.
$2.40
ATN

[1] Drill bit F&D, does not include acquisitions / divestitures
[2] Drill bit F&D costs (net of partnership mgmt. fees) with revisions

Strong cash margins[1] ($ / Mcfe)


$7.62[2]
$6.01
$5.90
$5.82
$5.58
$5.30
$4.96
$4.89
$4.71
Peer avg.
$5.40
ATN

[1] Levered cash margin
[2] Includes partnership management fees

Long-lived reserve base (R/P ratio)


28.7
23.0
21.3
19.4
18.8
14.3
12.7
12.6
11.2
Peer avg.
16.7
ATN

Strong reserve replacement[1] (3-year average)


1383%
1128%
798%
682%
534%
483%
461%
355%
288%
Peer avg.
591%
ATN

[1] Includes acquisitions / divestitures

Companies included (in alphabetical order): Chesapeake, Newfield, Petrohawk, Petroleum Development, Quiksilver, Range Resources, SandRidge, Southwestern

Source: Barclays Capital Research – High Yield E&P: 2008 Finding Cost Study, April 2009

Atlas Energy Resources, LLC

Strong Hedge Positions Provide Cash Flow Stability



Hedged %
Average hedged price ($/Mcfe)[1]
As of March 31, 2009
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
$10.00
$9.00
$8.00
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
85%
73%
64%
45%
27%
2009
2010
2011
2012
2013
% Hedged
Average Hedge Price

[1] Includes an estimated positive basis differential and Btu adjustment. Average hedge price calculated as weighted average of swap hedge contract price and mid-point of costless collar hedge price.

Atlas America, Inc.

Atlas Energy Resources, LLC

Atlas Energy, Inc. Capitalization Summary

Impact to key ATLS / ATN Pro forma credit statistics



Net debt
$868
$776
ATN Pre-transaction
Pro Forma
Net debt/LTM EBITDA²
2.8x
2.5x
ATN Pre-transaction
Pro Forma
Net debt/PD Mcfe
$1.45
$1.30
ATN Pre-transaction
Pro Forma

Pro Forma Capitalization as of 12/31/08 ($ millions)

	ATN standalone	AHD/APL standalone	ATLS corporate	Pro forma ATLS/ATN (excl. AHD/APL)
Cash	$5.7	$7.4	$91.6	$97.2
Bank debt	$467.0	$348.0[2]	–	$467.0
Notes	406.7	484.2	–	406.7
Term loan	–	707.2	–	–
Other	–	0.0	–	–
Total debt	$873.7	$1,539.4	–	$873.7
Liquidity				
Commitments on credit facility	$650.0[1]	$430.0[2]	–	$650.0[1]
Borrowing outstanding	(467.0)	(348.0)[2]	–	(467.0)
Remaining liquidity on facility	$183.0	$82.0	–	$183.0
Cash	$5.7	$7.4	$91.6	$97.2
Total liquidity	$188.7	$89.4	$91.6	$280.2
Credit statistics				
Net debt / book capitalization[3]	45%			41%
Net debt / EBITDA[4]	2.8x			2.5x
Net debt / Mcfe	$0.87			$0.78
Net debt / PD Mcfe	$1.45			$1.30

[1] Per borrowing base redetermination as of 4/9/09

[2] Commitments include both $380.0mm and $50.0mm revolving credit facility commitments and outstandings include both $302.0mm and $46.0mm drawn at APL and AHD respectively

[3] Based on ATN's 12/31/08 book capitalization

[4] EBITDA and Adjusted EBITDA are non-GAAP (generally accepted accounting principles) financial measures under the rules of the Securities and Exchange Commission. Management of Atlas Energy believes that EBITDA and Adjusted EBITDA provide additional information for evaluating the Company's ability to make distributions to its unitholders, among other things. These measures are widely used by commercial banks, investment bankers, rating agencies and investors in evaluating performance relative to peers and pre-set performance standards. EBITDA is also a financial measurement that, with certain negotiated adjustments, is utilized within Atlas Energy financial covenants under its credit facility. EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP and, accordingly, should not be considered as a substitute for net income, operating income, or cash flows from operating activities in accordance with GAAP

Reconciliation of Non-GAAP measures


Form
1040

	Twelve Months Ended December 31,				
	2004	2005	2006	2007	2008
Reconciliation of net income to non-GAAP measures[1]					
Net income	$ 29,888	$ 44,814	$ 58,182	$ 117,504	$ 142,779
Depreciation and amortization	12,064	15,811	22,491	56,942	95,434
Interest expense	—	—	—	30,096	56,306
Cumulative impact of change in accounting policy	—	—	(6,355)	—	—
EBITDA	$ 41,952	60,625	74,318	204,542	294,519
Adjustment to reflect cash impact of derivatives[2]	—	—	—	(14,000)	12,430
Non-recurring derivative fees	—	—	—	3,873	—
Non-recurring charges—transportation charges[3]	17,782	20,041	20,294	—	—
Non-cash compensation expense	—	—	337	4,684	5,485
Adjusted EBITDA	$ 59,734	$ 80,666	$ 94,949	$ 199,099	$ 312,434

1. EBITDA and Adjusted EBITDA are non-GAAP (generally accepted accounting principles) financial measures under the rules of the Securities and Exchange Commission. Management of Atlas Energy believes that EBITDA and Adjusted EBITDA provide additional information for evaluating the Company's ability to make distributions to its unitholders, among other things. These measures are widely used by commercial banks, investment bankers, rating agencies and investors in evaluating performance relative to peers and pre-set performance standards. EBITDA is also a financial measurement that, with certain negotiated adjustments, is utilized within Atlas Energy financial covenants under its credit facility. EBITDA and Adjusted EBITDA are not measures of financial performance under GAAP and, accordingly, should not be considered as a substitute for net income, operating income, or cash flows from operating activities in accordance with GAAP.
2. Represents the adjustments to reflect the cash impact of non-qualifying derivatives related to AGO production prior to its acquisition.
3. Reflects the reduction to gathering fees resulting from the retention by Atlas America of the obligation to pay the difference between gathering fees paid to Atlas Energy by the drilling partnerships and gathering fees due to Atlas Pipeline Partners, L.P. under the gas gathering agreement. Atlas America is obligated for this differential upon completion of Atlas Energy's initial public offering on December 18, 2006.